Mail Stop 4561

      					November 1, 2005


Jonathan Z. Cohen
Chief Executive Officer
Resource Capital Corp.
712 Fifth Avenue, 10th Floor
New York, New York  10019

Re:	Resource Capital Corp.
	Amendment No. 2 to Registration Statement on Form S-11
      Filed October 14, 2005
      File No. 333-126517

Dear Mr. Cohen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover

1. Please confirm that your cover page will not exceed the one page limitation. As we noted in our first comment letter, the cover page should contain only information required by Item 501 or that is key information.



Summary, page 1

Our Company, page 1

2. We note your response to comment no. 5 and the revised disclosure that risk-adjusted returns are returns earned on assets, adjusted for the expected volatility of those returns. Please expand your disclosure to explain why the returns are expected to be unpredictable. In addition, we continue to believe that you should clarify how these returns will be adjusted. Will you borrow money to pay investors if returns decline? Describe in detail the mechanism by which you intend to adjust the returns.

Business Strengths, page 6

3. We note your response to comment no. 7 and the revised disclosure that you have not executed any sourcing agreements with anyone other than an affiliate, LEAF Financial and your continued reference to "strong relationships." However, you have not described in any detail the specific relationships or the investments. We reissue that portion of the comment. Identify the specific relationships or omit the disclosure referencing your "strong relationships" with the listed investment banks.

External Manager, page 9

4. We note your disclosure on pages 10 and 86 describing Resource America`s subsidiaries. In particular, we note that (i) Ischus Capital Management manages over $2.1 billion in par value of MBS and
ABS; (ii) Resource Real Estate manages over $507 million of commercial and multi-family real estate assets, (iii) Apidos Capital
Management manages over $189 million in par value of syndicated bank loans; (iv) Trapeza Capital Management managed or co-managed over $2.6 billion par value of trust preferred securities; and (v) LEAF Financial Corporation manages over $290 million in book value of equipment lease assets. Please expand your disclosure on pages 10 and 86 to state that, in the case of Ischus and Apidos, a material amount of the assets managed by these entities are owned by you and quantify these amounts. Further, please clarify that you do not have an ownership interest in your Manager.

5. We note your response to comment no. 10 and the revised disclosure that the amount of time senior management and other personnel devote to managing your assets depends on the relative amount of assets managed on your behalf and on behalf of Resource America. We further note your disclosure on page 97, that, with the exception of your chief executive officer, your executive officers are not exclusively dedicated to your operations. We continue to believe that you should state the approximate amount of time your executive officers will devote to you, and we reissue the comment.

6. We note your response to comment 26 that you have revised the disclosure in the summary at page 13 to disclose the subordinated nature of your CDO equity interests. Please similarly revise the disclosure on pages 10 and 11. Further, please revise the chart on page 19 to clarify that your 100% ownership interest in each CDO is
100% of the equity interests which is subordinate in right of payment to all other securities issued by the CDO.

Distribution Policy, page 16

7. We note your response to comment no. 15 and the revised disclosure that the distribution was $905,000 in excess of your GAAP net income because your estimated REIT taxable income exceeded your GAAP net income and the distribution was funded from working capital. We further note that you had negative cash flow from operating activities for the six-month period ended June 30, 2005. Please expand your disclosure on pages 15 and 49 to provide more detail regarding the source of the distribution. If the distribution was funded from the proceeds of your private offering in March 2005, please so state.

Our Formation and Structure, page 17

8. We note your response to comment no. 17 and the revised disclosure. Please clarify what you mean by "private stockholders."
If you are referring to the stockholders who purchased stock in the
March 2005 private placement, please include this information in a footnote. In addition, please include the shares referenced in footnotes 3 and 4 to the table in the chart itself or, alternatively, tell us why you need to refer to these shares in the footnotes.

9. Please revise the table to indicate which CDO`s have or will elect to be treated as a TRS.

Risks Factors, page 22

Risks Related to Our Business, page 22

We intend to finance some of our investments through CDOs..., page
26

10. Please expand your disclosure to state that the interests you hold in the CDOs will be subordinate in right of payment to all other securities issued by the CDOs. Please make corresponding disclosure on page 116.

We have relationships with some of our underwriters or their affiliates which may create conflicts of interest, page 38

11. Please revise the heading and the disclosure to describe the conflict as one in which the underwriters have an interest in the successful completion of the offering beyond underwriting discounts and commissions.


Management`s Discussion of Financial Condition, page 53

Overview, page 53

12. We note your response to comment no. 22 and the revised disclosure on pages 2 and 53 that you expect that diversifying your portfolio by shifting the mix towards higher-yielding assets will increase your earnings, subject to maintaining the credit quality of your portfolio. Please expand your disclosure on pages 2 and 53 to define what you mean by "credit quality" of your portfolio and briefly describe how higher-yielding assets will have increased risks and costs associated with them, for example costs associated with hedging the risks.

Liquidity and Capital Resources, page 65

13. We note your response to comment no. 23. We further note that you entered into a warehouse facility with Citigroup Financial Products, Inc. pursuant to which it agreed to provide up to $200 million of financing. Please disclose the terms of this indebtedness, including the rate and maturity. If these terms are not set, please so state.

Contractual Obligations, page 67

14. We note your response to comment no. 25 and the revised disclosure. Please include the management fee in the table.

Recent Developments, page 68

15. We note from a discussion with counsel that this section was manually blacklined and does not show all the marked changes from the previous amendment. Please confirm that all revisions to the prospectus, other than revisions in this section, have been marked in the courtesy copies provided to the staff.

Management, page 97

Management Agreement, page 104

16. We note your response to comment no. 29 that the calculation of quarterly fees "may result in incentive fee payments that may be greater or lesser than the stated thresholds" and the revised disclosure on page 109. Please expand your disclosure to clarify, if true, that, because the fee is calculated quarterly, the annual return for your investments could be negative, but the Manager may still receive the incentive compensation.

Underwriting, page 149

17. We note your response to comment no. 31 and the revised disclosure that any officer or director who purchases the reserved shares will be subject to a lock-up agreement. Please clarify, if true, that your employees and other persons who purchase shares under the directed share program will not be subject to lock-up agreements.

18. We note your response to comment no. 32 and the revised disclosure. We further note in your response that Bear Stearns may engage in an electronic offer, sale or distribution of shares, but will not rely on such electronic distribution to satisfy any of its obligations under the federal securities laws. Please revise to identify Bear Stearns in the prospectus on page 154 or advise. In addition, we note that Flagstone intends to distribute electronic versions of the preliminary and final prospectus via email.
Please
briefly describe its procedures for this distribution. Finally, please confirm that, if you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions, you will promptly update your response.

Part II.  Information Not Required in Prospectus

Exhibits

Exhibit 5.1.  Legal Opinion

19. We note your response to comment no. 34 and the language in the opinion on page 2 that you have assumed that, prior to the issuance and sale of the New Shares, the Pricing Committee or the Board of Directors will adopt resolutions setting the number of shares to be issued and the minimum price to be received by the Corporation for the Shares. We further note on page 3 that the New Shares, upon delivery of the New Shares in exchange for the consideration described in the Pricing Resolutions and the Resolutions, will be validly issued, fully paid and nonassessable. Please note that we continue to believe that counsel cannot include broad assumptions, including that the Pricing Resolutions will be adopted. Please revise or advise.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at
202-551-3852 with any other questions.

	Sincerely,



	Elaine Wolff
	Branch Chief

cc:	J. Baur Whittlesey, Esq. (via facsimile)
	Ledgewood
??

??

??

??

Jonathan Z. Cohen
Resource Capital Corp.
November 1, 2005
Page 4